UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2026

ENZON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-12957 (Commission File Number)	22-2372868 (IRS Employer Identification No.)

20 Commerce Drive (Suite 135), Cranford, New Jersey (Address of principal executive offices)	07016 (Zip Code)

(732) 980-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 18, 2026, Enzon Pharmaceuticals, Inc. (the “Company”) entered into the Tenth Amendment to the Section 382 Rights Agreement (the “Tenth Amendment”), which amends the Section 382 Rights Agreement, dated as of August 14, 2020 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent. Effective as of June 2, 2021, the Company amended the Rights Agreement (the “First Amendment”) to extend the Final Expiration Date (as defined in the Rights Agreement) of the rights issued pursuant to the Rights Agreement from the close of business on August 13, 2021 to the close of business on June 2, 2024. Effective as of May 16, 2024, the Company amended the Rights Agreement (the “Second Amendment”) to extend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on June 2, 2024 to the close of business on March 31, 2025. Effective as of March 31, 2025, the Company entered into the Third Amendment (the “Third Amendment”) to extend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on March 31, 2025 to the close of business on June 30, 2026. On August 13, 2025, the Company entered into the Fourth Amendment (the “Fourth Amendment”), to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on June 30, 2026 to the close of business on September 30, 2025. On September 30, 2025, the Company entered into the Fifth Amendment (the “Fifth Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on September 30, 2025 to the close of business on December 31, 2025. On December 23, 2025, the Company entered into the Sixth Amendment (the “Sixth Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on December 31, 2025 to the close of business on January 31, 2026. On January 30, 2026, the Company entered into the Seventh Amendment (the “Seventh Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on January 31, 2026 to noon, New York City time, on March 2, 2026. On February 27, 2026, the Company entered into the Eighth Amendment (the “Eighth Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from noon, New York City time, on March 2, 2026 to noon, New York City time, on March 11, 2026. On March 10, 2026, the Company entered into the Ninth Amendment (the “Ninth Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from noon, New York City time, on March 11, 2026 to noon, New York City time, on March 18, 2026.

On March 18, 2026, the Company entered into the Tenth Amendment to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from noon, New York City time, on March 18, 2026, to noon, New York City time, on March 24, 2026. Except for the adjustment to the Final Expiration Date, the Rights Agreement otherwise remains unmodified.

The Tenth Amendment has been adopted because the Company’s management believes that it is in the best interests of the Company and its stockholders to provide for a Final Expiration Date of noon, New York City time, on March 24, 2026, as established in the Tenth Amendment.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complete text of (i) the Rights Agreement, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 14, 2020, (ii) the First Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 8, 2021, (iii) the Second Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 22, 2024, (iv) the Third Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 1, 2025, (v) the Fourth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2025, (vi) the Fifth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on September 30, 2025, (vii) the Sixth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on December 23, 2025, (viii) the Seventh Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on January 30, 2026, (ix) the Eighth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on February 27, 2026, (x) the Ninth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on March 11, 2026, and (xi) the Tenth Amendment, which is attached hereto as Exhibit 4.1. The Rights Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment and Tenth Amendment are incorporated herein by reference.

Item 3.03	Material Modification to Rights of Security Holders.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

4.1	Tenth Amendment to the Section 382 Rights Agreement, dated as of March 18, 2026, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENZON PHARMACEUTICALS, INC.
(Registrant)
Date: March 18, 2026
	By:	/s/Richard L. Feinstein
	Name:	Richard L. Feinstein
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary